SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported) September 18, 2003

PORTLAND GENERAL ELECTRIC COMPANY
(Exact name of registrant as specified in its charter)

Oregon	**Commission File Number**	**93-0256820**
(State or other jurisdiction of incorporation or organization)	1-5532-99	(I.R.S. Employer Identification No.)

121 SW Salmon Street, Portland, Oregon 97204
(Address of principal executive offices) (zip code)

Registrant's telephone number, including area code: **(503) 464-8000**

Item 5. Other Event

Enron Chapter 11 Plan

On September 18, 2003, Enron Corp. (Enron) and its debtor-in-possession subsidiaries (collectively with Enron, the Debtors) filed an Amended Joint Plan of Affiliated Debtors Pursuant to Chapter 11 of the United States Bankruptcy Code (the Plan) and related disclosure statement (the Disclosure Statement) with the U.S. Bankruptcy Court for the Southern District of New York (the Bankruptcy Court). The Plan and Disclosure Statement provide information about the assets that are in the bankruptcy estate and how the value of those assets will be distributed to the creditors.

Portland General Electric Company (PGE) is not one of the Debtors. However, the common stock of PGE held by Enron is part of the bankruptcy estate.

Enron is continuing the sale process for PGE. If PGE is not sold, under the Plan, the shares of PGE's common stock will be distributed over time to the Debtors' creditors.

The above description is a brief summary of information about PGE contained in the Plan and the Disclosure Statement, both of which are available at Enron's website located at www.enron.com/corp/por, and the Bankruptcy Court's website located at www.nysb.uscourts.gov and at the website maintained at the direction of the Bankruptcy Court at www.elaw4enron.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

<u>PORTLAND GENERAL ELECTRIC COMPANY</u>
(Registrant)

September 18, 2003   By: _____
                                                    James J. Piro
                                          Executive Vice President, Finance
                                             Chief Financial Officer and
                                                     Treasurer

September 18, 2003   By: _____
                                                   Kirk M. Stevens
                                                   Controller and
                                                 Assistant Treasurer